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                              April 21, 2022

       Jennifer Simpson, Ph.D.
       Chief Executive Officer
       Panbela Therapeutics, Inc.
       712 Vista Boulevard #305
       Waconia, Minnesota 55387

                                                        Re: Panbela
Therapeutics, Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed April 8, 2022
                                                            File No. 001-39468

       Dear Dr. Simpson:

             We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed April 8, 2022

       Proposal 3: Approval of Issuance of Common Stock in Connection with Acquisition, page 13

   1. We note that you plan to issue shares of common stock as partial consideration for your acquisition of Cancer
Prevention Pharmaceuticals, Inc. Please clarify how the number of shares issuable to the
Cancer Prevention Pharmaceuticals, Inc. shareholders will be determined. Please
further clarify how the contingent payments will be determined and if they will be payable in
cash.
   2. Please tell us the exemption you are relying on for the issuance of your shares to the holders of Cancer
Prevention Pharmaceuticals, Inc. shares.
       General

   3. Please file the amended proxy statement with the "PREM14A" EDGAR tag and ensure that any subsequent
proxy statement filings are properly designated.
 Jennifer Simpson, Ph.D.
Panbela Therapeutics, Inc.
April 21, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 or Suzanne Hayes at 202-551-3675 with any questions.



                                                          Sincerely,
FirstName LastNameJennifer Simpson, Ph.D.
                                                          Division of
Corporation Finance
Comapany NamePanbela Therapeutics, Inc.
                                                          Office of Life
Sciences
April 21, 2022 Page 2
cc:       W. Morgan Burns, Esq.
FirstName LastName